UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 9, 2023

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 9, 2023, Yandex N.V. (the “Company”) gave notice of a Meeting of Holders of Class A Ordinary Shares and of the 2023 Annual General Meeting of Shareholders of the Company, each to be held on June 30, 2023, for purposes of approving certain internal reorganizational matters and routine annual meeting matters, respectively.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Notice, together with the Agenda, Explanatory Notes and Materials, relating to the Meeting of Class A Shareholders.

Furnished as Exhibit 99.2 to this Report on Form 6-K is the Notice, together with the Agenda and Explanatory Notes, relating to the 2023 Annual General Meeting.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Notice, and Agenda, Explanatory Notes and Materials, relating to the Meeting of Class A Shareholders of Yandex N.V.

99.2	Notice, and Agenda and Explanatory Notes, relating to the 2023 Annual General Meeting of Shareholders of Yandex N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: June 9, 2023	By:	/s/ Svetlana Demyashkevich
Svetlana Demyashkevich
Chief Financial Officer